EXHIBIT 99.1

North American Construction Group Ltd. Second Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, July 15, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Second Quarter ended June 30, 2021 on Wednesday, July 28, 2021 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, July 29, 2021, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-844-248-9143
International: 1-216-539-8612
Conference ID: 4046629

A replay will be available through August 26, 2021, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 4046629

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: https://onlinexperiences.com/Launch/QReg/ShowUUID=CFB8837D-D47E-43AB-819D-DEE3F4D2B471

A replay will be available until August 26, 2021 using the link provided.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca